

# Denmark

## BANCSHARES, INC.

103 E. MAIN ST.  •  P.O. BOX 130  •  DENMARK, WI  54208-0130  •  PHONE (920) 863-2161

March 31, 2009

To our shareholders:

It is our pleasure to invite you to attend the Annual Meeting of Shareholders of Denmark Bancshares, Inc.  Our meeting will be at 10:30 a.m. on Tuesday, April 28, 2009, at Whipp's Dining Hall, 5073 Highway 29, Green Bay, Wisconsin.  There will be a cash bar available after the meeting and a complimentary lunch will be served.

The attached Notice of Annual Meeting and Proxy Statement describe the business matters to be acted upon at the meeting.

Information concerning our results of operations and financial condition is contained in the enclosed Annual Report.

We also invite you to attend a half hour informational session on the economy and financial markets.  Jeanne Wolf, Financial Consultant with LPL Financial, will address the current market conditions and an investor outlook for 2009 beginning at 9:30 a.m.

Please complete, sign and return the enclosed proxy card whether or not you expect to attend the meeting.  This will not prevent you from voting in person at the meeting if you prefer.  The Board of Directors encourages you to attend the meeting and return your proxy card.

Sincerely,

John P. Olsen
President

| BELLEVUE OFFICE | MARIBEL OFFICE | REEDSVILLE OFFICE | WHITELAW OFFICE | WRIGHTSTOWN OFFICE |
|---|---|---|---|---|
| 2646 NOEL DRIVE | 14727 S. MARIBEL RD. • P.O. BOX 106 | 427 MANITOWOC ST. • P.O. BOX 134 | 202 N. HICKORY ST. • P.O. BOX 28 | 1050 BROADWAY ST. • P.O. BOX 359 |
| GREEN BAY, WI 54311-6729 | MARIBEL, WI 54227-0106 | REEDSVILLE, WI 54230-0134 | WHITELAW, WI 54247-0028 | WRIGHTSTOWN, WI 54180-0359 |
| (920) 469-4700 | (920) 863-2822 | (920) 754-4366 | (920) 732-4551 | (920) 532-0100 |

**www.denmarkstate.com**

# DENMARK BANCSHARES, INC.
### 103 E. MAIN ST.
### P.O. BOX 130
### DENMARK, WI 54208

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
### April 28, 2009

The Annual Meeting of Shareholders of Denmark Bancshares, Inc. will be held at Whipp's Dining Hall, 5073 Highway 29, Green Bay, Wisconsin, on Tuesday, April 28, 2009, at 10:30 a.m.

The purpose of the Meeting is to consider and vote on:

1.  The election of two directors as named in the attached Proxy Statement.

2.  The ratification of the appointment of Wipfli LLP as independent auditors for Denmark Bancshares, Inc. for the year ending December 31, 2009.

3.  Such other business as may properly come before the meeting or any adjournment thereof. The Board of Directors is not aware of any other business to come before the meeting.

Shareholders of record at the close of business on March 2, 2009, are entitled to notice and to vote at the Annual Meeting and any adjournments thereof.

You are urged to complete, date, sign and promptly return the enclosed proxy card, so that the presence of a quorum will be assured. Return of the proxy card does not affect your right to vote in person at the Annual Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

*Terese M. Deprey*

Terese M. Deprey
Secretary

March 31, 2009

**Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 28, 2009. The proxy statement and annual report to security holders are available at DBI's SEC Filings web page at www.denmarkstate.com/inv_relations.htm.**

# PROXY STATEMENT

## DENMARK BANCSHARES, INC.
103 E. MAIN ST.
P.O. BOX 130
DENMARK, WI 54208

## ANNUAL MEETING OF SHAREHOLDERS
April 28, 2009

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Denmark Bancshares, Inc., hereinafter referred to as "DBI", to be voted at the Annual Meeting of Shareholders on Tuesday, April 28, 2009, at 10:30 a.m., at Whipp's Dining Hall, 5073 Highway 29, Green Bay, Wisconsin, and all adjournments thereof. The solicitation of proxies begins on or about March 31, 2009.

## REVOCABILITY OF PROXIES

Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Presence at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it any time before it is exercised by giving notice thereof to DBI in writing or in person at the Annual Meeting.

Proxies that are properly executed, duly returned to DBI and not revoked, will be voted in accordance with the instructions contained therein. The shares represented by executed but unmarked proxies will be voted in favor of the proposals set forth in this Proxy Statement for consideration at the Annual Meeting and on such other business or matters that may properly come before the meeting in accordance with the best judgment of the persons named as proxies.

# PROPOSAL I

## ELECTION OF DIRECTORS

Pursuant to Amended Article VII of the Articles of Incorporation of DBI, the Board of Directors is divided into three classes as nearly equal in number as possible. The term of the office of only one class of directors expires in each year and their successors are elected for terms of three years. The classes are designated as Class I, Class II and Class III. Thomas F. Wall and Janet L. Bonkowski are nominated as Class I directors. Class I directors will serve for a term of three years to expire in April 2012. Mr. Wall is a present member. Ms. Bonkowski is a new nominee replacing Edward Q. Opichka, D.D.S.

The two nominees have consented to serve, if elected. Unless the shareholders otherwise specify, the shares represented by the proxies received will be voted in favor of the Board's nominees. The Board has no reason to believe that any of the listed nominees will be unable or unwilling to serve as a director if elected. However, in the event that any of the nominees should be unable or unwilling to serve, the shares represented by the proxies received will be voted for any other nominees selected by the Board.

The following table sets forth certain information with respect to the Board of Directors' nominees for election as directors and those directors continuing in office. Hereinafter, DBI's subsidiaries are referred to as follows: Denmark State Bank as "DSB" and Denmark Agricultural Credit Corp. as "DACC".

# BOARD NOMINEES

### NOMINEES FOR CLASS I DIRECTORS WITH TERM EXPIRING 2012

Janet L. Bonkowski      Ms. Bonkowski, age 41, has served as a director of DSB since February 2009. Ms. Bonkowski is the Public Relations Manager for Schneider National, Inc. ("Schneider"), a provider of transportation and logistics services headquartered in Green Bay Wisconsin. Schneider has offices on three continents and employs 21,000 people worldwide. Ms. Bonkowski has been in this position for the last four years and has extensive experience in public relations and marketing. Prior to her employment with Schneider, Ms. Bonkowski served as the Director of Public Relations since 1997 and as Advertising Account Manager since 1994 with the Goltz Seering Agency, Inc., a leading Northeast Wisconsin advertising agency located in Green Bay, Wisconsin.

Thomas F. Wall      Mr. Wall, age 68, has served as a director of DBI since 1988, a director of DSB since 1986 and as Chairman of the Board of DSB since 2007. Prior to his retirement in 2000, Mr. Wall was the Sales Account Manager of Natural Beauty Growers, formerly known as Greiling Farms, Inc., a wholesale greenhouse company, since 1973.

# DIRECTORS CONTINUING IN OFFICE

### CLASS II DIRECTORS WITH TERM EXPIRING 2010

Terese M. Deprey      Ms. Deprey, age 45, has served as a director of DBI since 1994 and Secretary since 1996. Ms. Deprey has been a Vice President of DSB since 1996 and has held other positions with DSB since 1983.

Diane L. Roundy      Ms. Roundy, age 47, has served as a director of DBI since December 2008 and as a director of Denmark State Bank since October 2007. Ms. Roundy was appointed by the Board of Directors to fill the unexpired term created by the resignation of Mark E. Looker. Ms. Roundy oversees the Marketing Department as Director of Business Development for Schenck Business Solutions, an auditing, accounting and consulting firm with over 500 employees and 9 locations. Ms. Roundy has been in this position for the last seven years and has extensive experience providing marketing direction to a wide variety of businesses.

Allen M. Peters      Mr. Peters, age 72, has served as a director of DBI since 2004 and served as a director of DSB from 1999 until he reached DSB's mandatory retirement age in December 2008. Mr. Peters, prior to his retirement in 1998, was a member of the Reedsville High School faculty since 1963 and athletic director for over 30 years.

### CLASS III DIRECTORS WITH TERM EXPIRING 2011

Thomas N. Hartman      Mr. Hartman, age 56, has served as a director of DBI since 2002 and as a director of DSB since 1995. Mr. Hartman is the owner of Hartman's Towne and Country Greenhouse, a retail garden center, since 1985.

Michael L. Heim      Mr. Heim, age 50, has served as a director of DBI since 2005 and as a director of DSB since 2006. Mr. Heim is the president of Heim Trucking Company, a west coast trucking company, since 1993. Mr. Heim is the brother of Dennis J. Heim, Vice President and Treasurer of DBI.

Kenneth A. Larsen, Sr., CPA      Mr. Larsen, age 57, has served as a director of DBI since 2008 and as a director of DSB since October 2007. Mr. Larsen was the Chief Financial Officer of Portside Builders, Inc., a regional builder and renovator of homes and light commercial structures, from October 2006 to August 2008. Mr. Larsen, since 2001, is the sole proprietor of K.A. Larsen Consulting, LLC, which provides tax services and other business related consulting.

The two persons properly nominated who receive the greatest number of votes cast at the meeting will be elected Class I directors.
**THE BOARD RECOMMENDS THE NOMINEES FOR ELECTION AS DIRECTORS AND URGES EACH SHAREHOLDER TO VOTE FOR ALL NOMINEES.**

# EXECUTIVE COMPENSATION

The following table lists information on compensation earned for services by the principal executive officer and the other most highly compensated executive officers of DBI during the years ended December 31, 2008, 2007 and 2006. No other executive officers of DBI had total compensation in excess of $100,000 during the years ended December 31, 2008 and 2007.

## Summary Compensation Table
### Annual Compensation

| Name and Principal Position (1) | Year | Salary | Bonus | All Other Compensation (2) | Total Compensation |
|---|---|---|---|---|---|
| John P. Olsen | 2008 | $169,600 | $8,480 | $28,454 | $206,534 |
| President of DBI, DSB and DACC | 2007 | 160,000 | 11,200 | 29,124 | 200,324 |
| | 2006 | 137,368 | 0 | 21,122 | 158,490 |
| Carl T. Laveck | 2008 | $150,000 | $15,000 | $18,075 | $183,075 |
| Executive Vice President and Chief | 2007 | 12,500 | 30,000 | 773 | 43,273 |
| Credit Officer of DSB | 2006 | 0 | 0 | 0 | 0 |
| Dennis J. Heim | 2008 | $144,868 | $7,243 | $17,462 | $169,573 |
| Sr. Vice President and CFO of DSB | 2007 | 136,668 | 9,568 | 17,668 | 163,904 |
| Vice President and CFO of DBI | 2006 | 136,668 | 0 | 17,201 | 153,869 |
| Glenn J. Whipp | 2008 | $96,596 | $4,637 | $11,319 | $112,552 |
| Vice President of DSB | 2007 | 91,996 | 8,500 | 17,301 | 117,797 |
| | 2006 | 88,458 | 0 | 17,937 | 106,395 |
| Jill S. Feiler | 2008 | $90,200 | $4,690 | $10,207 | $105,097 |
| Vice President of DSB | 2007 | 82,000 | 10,000 | 9,308 | 101,308 |
| | 2006 | 11,193 | 10,000 | 890 | 22,083 |

(1) Mr. Olsen has served as DBI's principal executive officer since September 9, 2006. Mr. Olsen previously served as Sr. Vice President of DSB and President of DACC. Mr. Laveck began his employment with DSB in December 2007. Ms. Feiler began her employment with DSB in November 2006.

(2) All Other Compensation includes the following types and amounts:

| | Year | Directors' Fees (1) | 401 (k) Contributions | Life Insurance (2) | Total All Other Compensation (2) |
|---|---|---|---|---|---|
| Mr. Olsen | 2008 | $7,400 | $19,794 | $1,260 | $28,454 |
| | 2007 | 7,400 | 19,637 | 2,087 | 29,124 |
| | 2006 | 3,500 | 15,632 | 1,990 | 21,122 |
| Mr. Laveck | 2008 | $0 | $16,920 | $1,155 | $18,075 |
| | 2007 | 0 | 773 | 0 | 773 |
| | 2006 | 0 | 0 | 0 | 0 |
| Mr. Heim | 2008 | $0 | $16,202 | $1,260 | $17,462 |
| | 2007 | 0 | 16,205 | 1,463 | 17,668 |
| | 2006 | 0 | 15,534 | 1,667 | 17,201 |
| Mr. Whipp | 2008 | $500 | $9,659 | $1,159 | $11,319 |
| | 2007 | 6,000 | 9,922 | 1,379 | 17,301 |
| | 2006 | 7,650 | 8,846 | 1,441 | 17,937 |
| Ms. Feiler | 2008 | $0 | $9,073 | $1,134 | $10,207 |
| | 2007 | 0 | 8,842 | $466 | 9,308 |
| | 2006 | 0 | 890 | $0 | 890 |

(1) Consists of directors' and committee fees paid by subsidiaries of DBI.
(2) DBI maintains for each officer during their employment a policy of term life insurance with death benefit based on the officer's salary, payable to the officer's designated beneficiaries. Amounts in the table represent premiums paid during the year. In the event Mr. Olsen, Mr. Laveck Mr. Heim, Mr. Whipp or Ms. Feiler had died on December 31, 2008, their beneficiaries would have received death benefits of $500,000, $500,000, $500,000, $483,000 and $451,000, respectively.

## COMPENSATION DISCUSSION AND ANALYSIS

DBI's Compensation Committee operates in accordance with the Compensation Committee Charter adopted during 2006. The Compensation Committee Charter specifies that the committee shall be comprised of three or more independent directors. A copy of the charter is available to shareholders on DBI's website. A link to the Compensation Committee Charter is provided on the Corporate Governance page of DBI's website at www.denmarkstate.com/inv_relations.htm. The Committee is responsible for determining the level and composition of compensation and benefits for directors. The Compensation Committee is also responsible for determining the annual salary and bonus of the principal executive officer and approving the annual salaries and bonuses of all executive officers.

DSB implemented a market based compensation program in 2007. All positions within the bank have job descriptions which are annually compared against market salary data to determine appropriate grade levels with corresponding minimum and maximum pay rates. Seventeen salary grades are established and all positions within DSB are placed into the appropriate grade, based on market survey information. Compa-Ratios are calculated for each employee by taking the employee's wage and dividing it by the midpoint for that salary grade, thereby providing the Compensation Committee a gauge of where individual compensation aligns with the average pay rate for their position within the local labor market. This change to a market based compensation system was necessary to help us better manage our direct compensation expenses and to enable us to move towards performance based compensation in 2009.

The Compensation Committee believes that these new compensation practices will enhance DBI's ability to recruit, develop and retain knowledgeable, experienced and loyal employees.

Individual executive compensation is reviewed on an annual basis. In approving the executive officers' salaries and determining the salary of the principal executive officer, the Committee compares the base salaries paid or proposed to be paid by DBI with ranges of salaries paid by commercial banks of similar size relative to DBI. In determining the 2008 annual salaries the Committee utilized surveys by the Wisconsin Bankers Association ("WBA"), the American Bankers Association ("ABA") and Wipfli, LLP. The Committee used "Midwest" survey data provided by the ABA to account for geographic differences in salaries across the country. The Committee set 2008 annual salaries for the named executive officers at or near the midpoint of their pay grade. The Compa-Ratios for the named executive officers ranged from a low of 88% to a high of 115%.

In approving annual bonuses of the executive officers and determining the annual bonus of the principal executive officer, the Committee relied on 2008 compensation surveys by the WBA, the Independent Community Bankers of America and Wipfli, LLP. Based on these three surveys, the Committee determined that the average incentive pay for all executive officers ranged from 11% to 17% of annual salary. The Committee also compares the operating results and performance ratios of DSB to operating results and performance ratios of commercial banks of similar asset size relative to DSB. The Committee used the FDIC's Custom Uniform Bank Performance Report as of September 30, 2008, for comparison purposes when approving and determining the 2008 bonuses. The peer group used for comparison purposes consisted of 42 Wisconsin banks having total assets between $250 million and $1 billion. The Committee approves bonuses based on the profitability ratios of DBI and also on individual performances of the executive officers. While DSB performed slightly above the average performance of return on equity and return on assets, the Committee approved bonuses for the named executive officers between 5% and 10% based on current economic conditions.

The Committee relies on recommendations from Mr. Olsen, DBI's principal executive officer, concerning salary adjustments and annual bonuses for the executive officers (other than his own). The recommendations are based on the comparable survey results, the level of responsibility of each officer, the expertise and skills offered by each officer and the officer's individual job performance. The Compensation Committee reviewed the recommendations made by Mr. Olsen and then made final decisions on the base salaries and annual bonuses to be paid by DBI. Based on similar criteria, the Compensation Committee determined the annual salary and bonus paid to the principal executive officer.

DBI's policy with respect to other employee benefit plans is to provide competitive benefits to DBI's employees to encourage their continued service with DBI and to attract new employees when needed. DBI offers a 401(k) profit sharing and retirement savings plan that essentially covers all employees who have been employed over one-half year, and are at least twenty and ½ years old. DBI contributed 8% of annual salary for each eligible participant for the last three years. In addition, DBI contributed 50% of each employee contribution up to a maximum DBI contribution of 2%. DBI also purchases life insurance policies equal to five times the annual salary of each officer.

### Compensation Committee Members

| | | | |
|---|---|---|---|
| Thomas N. Hartman | Allen M. Peters | Diane L. Roundy | Thomas F. Wall |

# DIRECTOR COMPENSATION

The following table lists the total compensation of DBI's directors for the year ended December 31, 2008.

| Name | Fees Paid In Cash |
|------|-------------------|
| Thomas F. Wall (1)(2)(3)(4) | $17,350 |
| Thomas N. Hartman (1)(2)(3)(4) | 17,000 |
| Kenneth A. Larsen, Sr. (1)(4)(5) | 16,700 |
| Allen M. Peters (2)(3)(4)(5) | 16,100 |
| Michael L. Heim (3)(4) | 14,900 |
| Diane L. Roundy (2)(4) | 13,700 |
| Edward Q. Opichka, D.D.S. (1)(5) | 8,600 |
| Mark E. Looker (3) | 2,000 |
| Terese M. Deprey (3) | 2,000 |
| | $108,350 |

(1) Member of the **Audit Committee of DBI**, which serves as an independent and objective party to monitor DBI's financial reporting process and internal control system. The committee also reviews and appraises the audit efforts of DBI's independent accountants and provides an open avenue of communication among the independent accountants, senior management and the Board of Directors. The committee held four meetings during 2008. Committee members received $300 per meeting attended.

(2) Member of the **Compensation Committee of DBI**, which, among other things, reviews and approves the compensation of DBI's executive officers. The Compensation Committee met twice during 2008 and members received a fee of $300 per meeting.

(3) Member of the **Executive Committee of DBI**, which is authorized to exercise the authority of the Board of Directors of DBI, with certain limitations, between board meetings. The Executive Committee met once during 2008 and members received a fee of $500.

(4) Member of the **Board of Directors of DSB**, which is the largest subsidiary of DBI and holds meetings at least monthly to review the financial and regulatory activities of Denmark State Bank. During 2008, there were twelve meetings held. Members received a fee of $500 per meeting attended.

(5) Member of the **Corporate Governance / Nominating Committee of DBI**, which was formed in April 2007 to seek and recommend director nominees for potential election to the Board of Directors, to nominate board members to serve on standing committees and to develop and recommend to the Board a set of corporate governance principles. The Committee is also responsible for seeking and recommending director nominees for the subsidiaries of DBI. The Corporate Governance / Nominating Committee of DBI met once during 2008 and members received a fee of $300 per meeting.

The Board of Directors held three meetings during 2008. No director attended fewer than 75 percent of the total meetings of the Board of Directors and committee meetings on which such director served. Directors of DBI were paid $500 for each of the three Board of Directors' meetings.

DBI and DSB also compensate non-employee directors with an annual retainer. The annual retainer fee is $4,000 for DBI directors and $6,000 for DSB directors. Directors serving on both boards receive the retainer from DSB for $6,000 and receive no retainer from DBI. Employee directors receive a fee of $500 per board meeting but no fees for any committee meetings attended. Employee directors receive no annual retainer fees. Other than meeting fees and annual retainers, directors receive no other forms of compensation.

# VOTING SECURITIES AND SECURITY OWNERSHIP
# OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Shareholders of record of DBI's common stock as of the close of business on March 2, 2009, will be entitled to one vote for each share of common stock then held. As of March 2, 2009, DBI had 119,053 shares of common stock issued and outstanding.

The following table sets forth, as of March 2, 2009, information concerning beneficial ownership of common stock of DBI by each director and nominee for directorship, by each executive officer named in the Summary Compensation Table and by all directors and executive officers as a group. Management knows of no person who was the beneficial owner of more than 5% of the outstanding shares of common stock of DBI as of March 2, 2009.

| Name of Beneficial Owner | Amount of Beneficial Ownership (1) | Percent of Class |
|---|---|---|
| Janet L. Bonkowski (2) | 5 | * |
| Terese M. Deprey (3) | 3,402 | 2.9% |
| Jill S. Feiler | 5 | * |
| Thomas N. Hartman (4) | 310 | * |
| Dennis J. Heim (5) | 658 | * |
| Michael L. Heim (6) | 250 | * |
| Kenneth A. Larsen , Sr. | 455 | * |
| Carl T. Laveck | 0 | * |
| John P. Olsen (7) | 786 | * |
| Edward Q. Opichka, DDS (8) | 748 | * |
| Allen M. Peters (9) | 10 | * |
| Diane L. Roundy | 10 | * |
| Thomas F. Wall (10) | 2,190 | 1.8% |
| Glenn J. Whipp (11) | 310 | * |
| All directors and executive officers as a group (17 persons) (12) | 9,190 | 7.7% |

* Less than 1% of shares outstanding.

(1) Unless otherwise indicated, the beneficial owners exercise sole voting and investment powers.
(2) Includes 5 shares for which voting and investment powers are shared.
(3) Includes 148 shares for which voting and investment powers are shared and 100 shares pledged as security.
(4) Includes 310 shares for which voting and investment powers are shared.
(5) Includes 586 shares for which voting and investment powers are shared.
(6) Includes 83 shares for which voting and investment powers are shared.
(7) Includes 12 shares for which voting and investment powers are shared.
(8) Includes 428 shares pledged as security.
(9) Includes 10 shares for which voting and investment powers are shared.
(10) Includes 2,190 shares for which voting and investment powers are shared and 195 shares pledged as security.
(11) Includes 5 shares for which voting and investment powers are shared.
(12) Includes 3,822 shares for which voting and investment powers are shared.

## TRANSACTIONS WITH RELATED PERSONS

From time to time DBI has made loans to executive officers and directors of DBI, their family members and related entities. Such loans were made in the ordinary course of business, were made substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. It is expected that similar transactions will occur in the future. The Officer and Board Loan Committees of DSB review and approve or ratify all loans to executive officers and directors, their family members and related entities. DSB's Loan Policy governs loans to insiders and requires the interested director or officer to abstain from voting and from participating in the discussion of loan requests.

## SECTION 16 (a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 (a) of the Securities Exchange Act of 1934, as amended, requires DBI's directors and executive officers to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in their ownership of DBI's common stock and to furnish DBI with copies of the forms they file. Based solely on a review of the copies of these reports furnished to DBI, during the fiscal year ended December 31, 2008, DBI believes that all reporting requirements under Section 16(a) were met in a timely manner by its directors and executive officers.

## CORPORATE GOVERNANCE

DBI's Board has determined that Janet L. Bonkowski, Thomas N. Hartman, Kenneth A. Larsen, Sr., Edward Q. Opichka, D.D.S., Allen M. Peters, Diane L. Roundy and Thomas F. Wall are independent as defined in Rule 4200 (a)(15) of Nasdaq's listing standards. Only independent directors serve on DBI's Audit, Compensation and Corporate Governance/Nominating Committees. The following table lists the committee memberships:

| Committees | Members | | | |
|---|---|---|---|---|
| Audit | Thomas N. Hartman | Kenneth A. Larsen, Sr. | Edward Q. Opichka | Thomas F. Wall |
| Compensation | Thomas N. Hartman | Allen M. Peters | Diane L. Roundy | Thomas F. Wall |
| Corporate Governance/ Nominating | Kenneth A. Larsen, Sr. | Edward Q. Opichka | Allen M. Peters | |

The Board has also determined that each member of the Audit Committee is an independent director as defined in the more stringent Securities and Exchange Commission ("SEC") rules governing independence of audit committee members. Based on its review of the criteria of an audit committee financial expert, under the rule adopted by the SEC, the Board of Directors has determined that Mr. Larsen qualifies as an audit committee financial expert. The Committee also has the authority to engage legal counsel, consultants or other experts as it deems appropriate to fulfill its responsibilities.

The Audit Committee's functions and activities during fiscal 2008 are described below under the heading *Audit Committee Report*. The Audit Committee operates under a written charter adopted by the Board of Directors. A copy of the charter is available to shareholders on DBI's website. A link to Audit Committee Charter is provided on the Corporate Governance page of our website at www.denmarkstate.com/inv_relations.htm.

The Corporate Governance/Nominating Committee operates under written charter adopted by the Board of Directors. A copy of the charter is available to shareholders on DBI's website. A link to Corporate Governance/Nominating Committee Charter is provided on the Corporate Governance page of our website at www.denmarkstate.com/inv_relations.htm. It is the policy of the Corporate Governance/Nominating Committee to consider director candidates recommended by shareholders who appear to be qualified to serve on DBI's Board of Directors. To submit a recommendation of a director candidate to the Committee, a shareholder should submit the following information in writing, addressed to the Chairman of the Corporate Governance/Nominating Committee:

1. The name and address of the person recommended as a director candidate;
2. The qualifications of the person recommended as a director candidate including business experience, familiarity with and participation in local community, integrity, dedication, independence from DBI and other relevant factors;
3. The consent of the person being recommended as a director candidate to be a nominee and to serve as a director if elected;.

In order for a director candidate to be considered for nomination at DBI's Annual Meeting of Shareholders, the recommendation must be received by the Chairman no later than November 30th, of the year prior to the Annual Meeting of Shareholders regularly held on the 4th Tuesday in April.

The Nominating Committee shall take into consideration such factors as it deems appropriate. These factors may include judgment, skill, diversity, experience, vision, integrity, dedication, and cooperativeness with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. The Nominating Committee sought nominees for director from shareholders, directors and executive officers of DSB. Ms. Bonkowski was recommended to the Nominating Committee by an independent director of DBI.

DBI does not have a formal policy regarding attendance by members of the Board of Directors at the annual meeting of shareholders but DBI encourages its directors to attend. All eight directors of DBI attended the 2008 annual meeting.

DBI does not have a formal policy regarding shareholder communications with the Board of Directors. Any shareholder who desires to communicate directly with the Board of Directors may address correspondence to the entire Board of Directors, or to any individual member, to Denmark Bancshares, Inc., P.O. Box 130, Denmark, Wisconsin 54208-0130. All correspondence received in this manner will be promptly forwarded to the specified addressee. In lieu of writing the board members, a shareholder may communicate directly with a member at DBI's annual meeting.

## CODE OF ETHICS
DBI has adopted a Code of Ethics and Business Conduct that applies to all directors, officers and employees, including DBI's principal executive officer and principal accounting officer. The Code of Ethics and Business Conduct may be found on the Corporate Governance page of our website at www.denmarkstate.com/inv_relations.htm.

## AUDIT COMMITTEE REPORT
The Audit Committee serves as an independent and objective party to monitor DBI's financial reporting process and internal control system. The Committee also reviews and appraises the audit efforts of DBI's independent accountants and provides an open avenue of communication among the independent accountants, senior management and the Board of Directors.

The Audit Committee has met with the internal and independent auditors, with and without management present, to review and discuss the annual financial statements, the results of their examinations, significant accounting issues, their evaluations of our internal controls and the overall quality of our financial reporting. Management represented to the Committee that DBI's financial statements were prepared in accordance with generally accepted accounting principles.

The Committee discussed with the independent auditors, Wipfli LLP, matters required to be discussed by Statement on Auditing Standards (SAS) No. 61, as amended by SAS No. 90 (Communication with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3200T relating to the conduct of the audit. Discussions included the overall scope and plans for the audit, the adequacy of DBI's internal controls, and the overall quality of DBI's financial reporting.

The Committee received written disclosures and the letter from Wipfli LLP required by Public Company Accounting Oversight Board Rule 3526 and Wipfli LLP affirmed to the audit committee the firm was independent and in compliance with PCAOB Rule 3520. The Committee also discussed with Wipfli LLP matters relating to its independence.

On the basis of these reviews and discussions, the Audit Committee recommended that the Board approve the inclusion of DBI's audited financial statements in DBI's Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the Securities and Exchange Commission.

### Audit Committee Members

| | | | |
|---|---|---|---|
| Thomas N. Hartman | Kenneth A. Larsen Sr. | Edward Q. Opichka, DDS | Thomas F. Wall |

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
The current members of the Compensation Committee are identified below. Mr. Wall had loans outstanding from DSB during 2008. See "Transactions With Related Persons" for further information.

## COMPENSATION COMMITTEE REPORT
The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. On the basis of these reviews and discussions, the Committee recommended that the Board approve the inclusion of the Compensation Discussion and Analysis in DBI's Proxy Statement for the 2009 Annual Meeting of Shareholders.

### Compensation Committee Members

| | | | |
|---|---|---|---|
| Thomas N. Hartman | Allen M. Peters | Diane L. Roundy | Thomas F. Wall |

# PROPOSAL II

## RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Wipfli LLP served as the Company's independent public accountants for the year ended December 31, 2008. The following table sets forth the fees paid by DBI to Wipfli LLP for professional services during 2007 and 2008:

|  | 2007 | 2008 |
|---|---|---|
| Audit Fees (1) | $113,863 | $121,676 |
| Audit-Related Fees (2) | 4,476 | 0 |
| Tax Fees (3) | 10,470 | 15,050 |
| All Other Fees (4) | 680 | 6,321 |
| Total Fees | $129,489 | $143,047 |

(1) Audit fees include fees for the audit of DBI's annual financial statements, reviews of the quarterly unaudited financial statements included in DBI's Form 10-Q and review and assistance with other SEC filings.
(2) Audit-related fees include a collateral verification report required by the Federal Home Loan Bank of Chicago in connection with secured borrowings during 2007.
(3) Tax fees were for services rendered for preparation of tax returns and consultations with DBI on various tax matters.
(4) All Other Fees included $5,306 in 2008 for asset/liability management validation.

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent public accountants along with an estimate of fees to be paid for those services in order to assure that the fees paid for non-audit services do not impair the auditor's independence. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and each pre-approval is detailed as to the particular service or category of services. The Audit Committee annually reviews the services provided by the independent public accountants and the fees paid for the services performed.

Subject to ratification by shareholders at the Annual Meeting, DBI has selected Wipfli LLP to audit DBI's financial statements for the year ending December 31, 2009. No representatives of Wipfli LLP are expected to attend the Annual Meeting. **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE APPOINTMENT OF WIPFLI LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE YEAR ENDING DECEMBER 31, 2009.**

## OTHER MATTERS

As of March 31, 2009, the Board of Directors is not aware of any business to be presented for action at the Annual Meeting other than those matters described in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, the executed and returned proxies will be voted by the persons named as proxies with their best judgment.

## SHAREHOLDER PROPOSALS

Any shareholder proposals intended to be included with the proxy materials for next year's Annual Meeting must be submitted in writing. Any such proposal must be received at DBI's corporate office at 103 E. Main St., P.O. Box 130, Denmark, Wisconsin 54208-0130 no later than December 1, 2009, and must comply with the proxy rules of the Securities and Exchange Commission. Additionally, if DBI receives notice of a shareholder proposal after February 14, 2010, the persons named in proxies solicited by the Board of Directors of DBI for its 2009 Annual Meeting of Shareholders may exercise discretionary voting power with respect to such proposal.

## FINANCIAL INFORMATION

DBI's Annual Report to Shareholders, for the year ended December 31, 2008, accompanies this Proxy Statement, but does not constitute a part of it.

BY ORDER OF THE BOARD OF DIRECTORS

John P. Olsen
President
March 31, 2009

# FORM 10-K

A copy of DBI's annual report on Form 10-K as filed with the Securities and Exchange Commission is available without charge to shareholders of record on March 2, 2009.  To obtain a copy of Form 10-K send your written request to John P. Olsen, President, Denmark Bancshares, Inc., 103 East Main St., P.O. Box 130, Denmark, Wisconsin 54208-0130.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 28, 2009. The proxy statement and annual report to security holders are available at DBI's SEC Filings web page at www.denmarkstate.com/inv_relations.htm.

# DENMARK BANCSHARES, INC. PROXY CARD

Annual meeting of shareholders on April 28, 2009

The undersigned holder of Common Stock of Denmark Bancshares, Inc. ("DBI") hereby appoints Thomas N. Hartman and Kenneth A. Larsen, Sr., or either of them individually, with full power of substitution, to act as proxy for and to vote all shares of Common Stock of DBI of the undersigned at the Annual Meeting of Shareholders, to be held at Whipp's Dining Hall, 5073 Highway 29, Green Bay, Wisconsin, on April 28, 2009, or any adjournment thereof:

**1. Election of Directors - The Board of Directors recommends a vote FOR the Listed nominees:**

| | | |
|---|---|---|
| Janet L. Bonkowski | ☐ FOR | ☐ VOTE WITHHELD |
| Thomas F. Wall | ☐ FOR | ☐ VOTE WITHHELD |

**2. The ratification of the appointment of Wipfli LLP as independent public accountants for DBI for the year ending December 31, 2009.**

☐ FOR          ☐ AGAINST          ☐ ABSTAIN

The Board of Directors recommends a vote "FOR" the appointment of Wipfli LLP.

This Proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted "FOR" each of the proposals listed. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF DBI FOR THE ANNUAL MEETING OF SHAREHOLDERS ON APRIL 28, 2009. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES FOR ELECTION AS DIRECTORS AND URGES EACH SHAREHOLDER TO VOTE FOR ALL NOMINEES. THE BOARD ALSO RECOMMENDS A VOTE "FOR" RATIFICATION OF WIPFLI LLP AS ACCOUNTANTS FOR THE COMING YEAR.**

I plan to attend the investor presentation at 9:30 a.m.     ☐ Yes     ☐ No

Dated _____, 2009.     I plan to attend the Annual Meeting at 10:30 a.m.     ☐ Yes     ☐ No

_____     _____
Print name of shareholder                    Print name of shareholder

_____     _____
Signature of shareholder                      Signature of shareholder

When shares are held by joint tenants, both should sign. When signing as attorney, or as personal representative, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other authorized officer.

**PLEASE PROMPTLY COMPLETE, DATE, SIGN AND MAIL THIS PROXY IN THE ENCLOSED POSTAGE PAID ENVELOPE.**